Mercedes-Benz Auto Receivables Trust 2013-1
Investor Report

Collection Period Ended   31-Jan-2016

Amounts in USD

Dates

Collection Period No.	31	
Collection Period (from... to)	1-Jan-2016	31-Jan-2016
Determination Date	11-Feb-2016	
Record Date	12-Feb-2016	
Distribution Date	16-Feb-2016	
Interest Period of the Class A-1 Notes (from... to)	15-Jan-2016	16-Feb-2016	Actual/360 Days	32
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jan-2016	15-Feb-2016	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,900,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	305,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	275,500,000.00	74,320,018.46	60,399,769.12	13,920,249.34	50.527221	0.219237
Class A-4 Notes	115,000,000.00	115,000,000.00	115,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**975,000,000.00**	**189,320,018.46**	**175,399,769.12**	**13,920,249.34**		
Overcollateralization	24,950,218.09	24,998,755.45	24,998,755.45			
Adjusted Pool Balance	999,950,218.09	214,318,773.91	200,398,524.57			
Yield Supplement Overcollateralization Amount	38,846,335.94	7,698,377.66	7,128,911.17			
Pool Balance	**1,038,796,554.03**	**222,017,151.57**	**207,527,435.74**			

	Amount	Percentage
Initial Overcollateralization Amount	24,950,218.09	2.50%
Target Overcollateralization Amount	24,998,755.45	2.50%
Current Overcollateralization Amount	24,998,755.45	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.220000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.500000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.780000%	48,308.01	0.175347	13,968,557.35	50.702568
Class A-4 Notes	1.130000%	108,291.67	0.941667	108,291.67	0.941667
Total		**$156,599.68**		**$14,076,849.02**	

Amounts in USD

Available Funds

Principal Collections	14,359,822.26
Interest Collections	503,385.85
Net Liquidation Proceeds	451.60
Recoveries	120,785.44
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	2,123.18
Available Collections	**14,986,568.33**
Reserve Fund Draw Amount	0.00
Available Funds	**14,986,568.33**

Distributions

(1) Total Servicing Fee	185,014.29
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	156,599.68
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	13,920,249.34
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	724,705.02
Total Distribution	**14.986.568.33**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	185,014.29	185,014.29	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	156,599.68	156,599.68	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	48,308.01	48,308.01	0.00
thereof on Class A-4 Notes	108,291.67	108,291.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	156,599.68	156,599.68	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	13,920,249.34	13,920,249.34	0.00
Aggregate Principal Distributable Amount	13,920,249.34	13,920,249.34	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,499,875.55
Reserve Fund Amount - Beginning Balance	2,499,875.55
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	322.05
minus Net Investment Earnings	322.05
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,499,875.55
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	322.05
Net Investment Earnings on the Collection Account	1,801.13
Investment Earnings for the Collection Period	2,123.18

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,038,796,554.03	37,777
Pool Balance beginning of Collection Period	222,017,151.57	16,252
Principal Collections	9,131,505.71	
Principal Collections attributable to Full Pay-offs	5,228,316.55	
Principal Purchase Amounts	0.00	
Principal Gross Losses	129,893.57	
Pool Balance end of Collection Period	207,527,435.74	15,705
Pool Factor	19.98%	

	As of Cutoff Date	Current
Weighted Average APR	2.85%	2.74%
Weighted Average Number of Remaining Payments	50.26	24.94
Weighted Average Seasoning (months)	12.41	40.16

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	205,321,962.90	15,582	98.94%
31-60 Days Delinquent	1,808,464.43	100	0.87%
61-90 Days Delinquent	241,922.27	15	0.12%
91-120 Days Delinquent	155,086.14	8	0.07%
Total	207,527,435.74	15,705	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	129,893.57	8	6,411,676.79	252
Principal Net Liquidation Proceeds	547.08		398,302.03	
Principal Recoveries	119,637.89		2,985,891.67	
Principal Net Loss / (Gain)	9,708.60		3,027,483.09	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.054%
Prior Collection Period	0.319 %
Second Prior Collection Period	0.518 %
Third Prior Collection Period	(0.444%)
Four Month Average	0.112%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.291%
Average Net Loss / (Gain)	12,013.82

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.